Exhibit 12.1

Molina Healthcare, Inc.

Computation of Ratio of Earnings to Fixed Charges

	September 30,	September 30,	September 30,	September 30,	September 30,
	Year Ended December 31, 2011
	2011	2010	2009	2008	2007
	(Dollars in thousands)
Earnings:
Income before income taxes	$64,654	$89,492	$38,157	$94,324	$92,722
Add fixed charges:
Interest expense, including amortization of debt discount and expense	15,519	15,509	13,777	13,231	5,605
Estimated interest portion of rental expense	2,542	4,524	5,181	4,370	3,988

Total fixed charges	18,061	20,033	18,958	17,601	9,593

Total earnings available for fixed charges	$82,715	$109,525	$57,115	$111,925	$102,315

Fixed charges from above:	$18,061	$20,033	$18,958	$17,601	$9,593

Ratio of Earnings to Fixed Charges	4.6	5.6	3.0	6.4	10.7

Total rent expense	$23,110	$25,134	$20,723	$17,481	$18,127
Interest factor	11%	18%	25%	25%	22%

Interest component of rental expense	$2,542	$4,524	$5,181	$4,370	$3,988